                                                                                                             Filed pursuant to Rule 424(b)(3)
Registration No. 333-193729

PROSPECTUS

SPHERIX INCORPORATED

7,777,829 Shares of Common Stock

This prospectus relates to the disposition from time to time of up to 7,777,829 shares of our common stock, consisting of (i) 635,949 shares of common stock, par value $0.0001 per share,  (ii) 156,250 shares of common stock issuable upon conversion of Series F-1 Convertible Preferred Stock, par value $0.0001 per share (“Series F-1 Preferred Stock”) (iii) 4,590,430 shares of common stock issuable upon conversion of outstanding shares of Series H Convertible Preferred Stock, par value $0.0001 per share (“Series H Preferred Stock”) and (iv) 2,395,200 shares of common stock issuable upon conversion of Series I Convertible Redeemable Preferred Stock, par value $0.0001 per share (“Series I Preferred Stock”), which are held by the selling stockholders named in this prospectus. Each share of Series F-1 is convertible into one share of common stock. Each share of Series H Preferred Stock is convertible into ten shares of common stock. Each share of Series I Preferred Stock is convertible into twenty shares of common stock. One selling stockholder acquired shares of common stock, Series H Preferred Stock and Series I Preferred Stock from us in connection with our acquisition of a patent portfolio from the selling stockholder on December 31, 2013. The balance of the selling stockholders acquired shares of common stock and Series F-1 Preferred Stock in a private placement of our securities on November 6, 2013.

   Certain Shares Registered for Resale Hereunder are Subject to Lockup Agreements Restricting Sales.

   The shares of Series H and Series I Convertible Preferred Stock are being registered as required by certain contractual provisions but are not convertible and do not possess any voting rights until such time as the Company has obtained stockholder approval pursuant to NASDAQ Listing Rule 5635.  On April 16, 2014, the Company obtained the required shareholder approval pursuant to NASDAQ Listing Rule 5635 and, as a result, the Series H and Series I Convertible Preferred Stock are convertible and possess voting rights in accordance with their respective terms.

    Securities held by Rockstar that are registered hereunder are subject to a Lockup Agreement. Until the earlier of (1) 12 months from the date of issuance of such securities and (ii) until such time as Rockstar holds less than 2% of the Company's outstanding common stock, Rockstar sales are not permitted provided that Rockstar shall be entitled to sell such securities in an amount up to (i) 15% of the of the 30 day average daily volume of the Company’s common stock for the period ending on the trading day immediately prior to such sale and (ii) 20% of the 30 day average daily volume of the Company’s common stock for the period ending on the trading day prior to the date of such sale in the event that the volume weighted average price (“VWAP”) of the common stock is at least $17.00 per share.  Rockstar may sell these securities without restriction (i) in the event the VWAP of the Company’s common stock is at least $20.00 per share or (ii) on any day in which at least 1,000,000 shares have traded at a weighted average price of at least $15.00 per share, provided that Rockstar does not offer or sell such shares for a price that is less than $15.00 per share. Additionally, Rockstar shall be restricted from transferring or selling any securities of the Company for an additional 180 day period following the occurrence of certain Company events (but not more than two such Company events), including the consummation of a public offering in which the Company receives gross proceeds of at least $5 million and the announcement of any material acquisition.

    Additionally, certain stockholders whose shares of common stock are registered hereunder are subject to a six month lockup agreement of their shares following the Company’s acquisition of the patents from Rockstar on December 31, 2013.

We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

               The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section entitled “Plan of Distribution” on page 27. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or disposition of the shares, or interests therein. We will bear all costs, expenses and fees in connection with the registration of the shares. We will not be paying any underwriting discounts or commissions in this offering.

Our common stock is traded on The NASDAQ Capital Market under the symbol “SPEX.” On April 30, 2014, the last reported sale price of our common stock was $1.57 per share.

CONCURRENT OFFERING

On January 24, 2014, the Company’s Registration Statement on Form S-1 (File No. 333-192737) was declared effective under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the resale of 2,302,615 shares of our common stock, including 1,236,130 shares of common stock issuable upon conversion of outstanding shares of the Company’s Series D-1 Convertible Preferred Stock. Sales of  common stock by the selling stockholders pursuant to the Prospectus filed on January 28, 2014, the related Prospectus Supplement filed on February 19, 2014, and the Post Effective Amendment on Form S-3, filed on April 9, 2014 and declared effective by the Securities and Exchange Commission on April 11, 2014, or the potential of such sales, could have an adverse effect on the market price of the common stock.

On May 16, 2014, the Company’s Registration Statement on Form S-3 (File No. 333-195346) was declared effective under the Securities Act with respect to (i) the resale of 1,778,409 shares of our common stock, including 592,794 shares of common stock issuable upon exercise of outstanding warrants and (ii) the potential offer and sale, from time to time, of up to $30,000,000 of the Company’s securities, including common stock, preferred stock, warrants and units of any combination thereof by the Company pursuant to a “shelf” registration.  Sales of common stock by the selling stockholders listed in the registration statement or any sales by the Company, or the potential of such sales, could have an adverse effect on the market price of the common stock.

               An investment in our common stock involves a high degree of risk.  See “Risk Factors” on page 2 of this prospectus for more information on these risks.

               Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is May 16, 2014.

OUR BUSINESS

Overview

Spherix Incorporated (“we” or the “Company”) is an intellectual property company that owns patented and unpatented intellectual property.  We were formed in 1967 as a scientific research company and for much of our history pursued drug development including through Phase III clinical studies which were largely discontinued in 2012.  Through our acquisitions of approximately 108 patents and patent applications from Rockstar Consortium US, LP (“Rockstar”) and acquisition of several hundred patents issued to Harris Corporation as a result of our acquisition of North South Holdings Inc. (“North South”), we have expanded our activities in wireless communications and telecommunication sectors including antenna technology, Wi-Fi, base station functionality, and cellular.

Our activities generally include the acquisition and development of patents through internal or external research and development.  In addition, we seek to acquire existing rights to intellectual property through the acquisition of already issued patents and pending patent applications, both in the United States and abroad.  We may alone, or in conjunction with others, develop products and processes associated with our intellectual property and license our intellectual property to others seeking to develop products or processes or whose products or processes infringe our intellectual property rights through legal processes.  Using our patented technologies, we employ strategies seeking to permit us to derive value from licensing, commercialization, settlement and litigation from our patents.  We will continue to seek to obtain patents from inventors and patent owners to monetize patent portfolios.

During December 2013, we acquired 101 patents and patent applications from Rockstar.  The patents had been developed by Nortel Networks (“Nortel”) and acquired by Rockstar following Nortel’s bankruptcy in 2011.  Rockstar was launched in 2011 as an intellectual property licensing company and manages a patent portfolio related to Nortel’s pre-bankruptcy technology and businesses.  Rockstar was formed and is owned by Apple, Inc. (“Apple”), Microsoft Corporation (“Microsoft”), Sony Corporation (“Sony”), Blackberry Limited (“Blackberry”) and LM Ericsson Telephone Company (“Ericsson”).  The December 2013 acquisition includes patents covering internet access, and video and data transmission, among other things.  Many of the acquired Nortel/Rockstar patents are believed to be standard essential patents, meaning they potentially cover various industry standards in wide use (although there is no assurance that a court or third-party would agree with such description).

In consideration for the patents and patent applications we acquired from Rockstar in December 2013, we issued $60 million of our securities to Rockstar at an issuance price of $8.35 per share of common stock (or 100% of the closing bid price on the date prior to issuance) for the patents, to wit: (i) 199,990 shares of common stock, (ii) 459,043 shares of Series H Preferred Stock and (iii) 119,760 shares of Series I Preferred Stock, all of which are being registered pursuant to this prospectus. On April 30, 2014, we issued Rockstar an additional 239,521 shares of common stock in connection with our registration obligations to Rockstar under the terms of the December 2013 acquisition, as further discussed herein. Such 239,521 shares of common stock are also being registered pursuant to this prospectus. Additionally, Rockstar is entitled to a participation in future recoveries under the patents acquired after we receive 100% return on the value of the issued securities (i.e., $120 million).  The foregoing securities issued to Rockstar are subject to a lock-up agreement.  See “Description of Securities” for a description of the rights of our Series H Preferred Stock and Series I Preferred Stock.

During August 2013, we acquired 222 patents in the fields of wireless communications, satellite, solar, and radio frequency and 2 patents in the field of pharmaceutical distribution from North South. The 222 patents had been developed by Harris Corporation, a leader in defense communications and electronics and acquired by North South prior to our acquisition of North South.

During July 2013, we acquired 7 patents in the field of mobile communications from Rockstar.  This acquisition represented the first transaction believed to have been completed by Rockstar with any publicly traded company.

We presently have active lawsuits pending against AT&T, Uniden, VTech, T-Mobile and CISCO Systems, Inc. and intend to bring additional lawsuits during 2014.

We have incurred losses from operations for the years ended  December 31, 2013 and 2012.  Our net loss was $18 million for the year ended December 31, 2013.  Our accumulated deficit was $53.3 million at December 31, 2013.  Our loss from continuing operations for the year ended December 31, 2012 was $2.9 million and our net loss was $3.9 million for the year ended December 31, 2012.  Our accumulated deficit was $35.3 million at December 31, 2012.

Corporate Information

We were incorporated in Delaware in 1967.  Our principal executive office is located at 6430 Rockledge Drive, Suite 503, Bethesda, MD 20877. Our telephone number is (703) 992-9260 and our website address is www.spherix.com. The information on our website is not a part of, and should not be construed as being incorporated by reference into, this prospectus of this prospectus.

RISK FACTORS

             You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference into this prospectus, including our financial statements and related notes.

Risks Related to Our Business

Risks Relating to the Company

Because we have a limited operating history to evaluate our company, the likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delay frequently encountered by an early-stage company.

Since we have a limited operating history in our current business of patent licensing and monetization, it will make it difficult for investors and securities analysts to evaluate our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties we face as an early stage company with a limited operating history. Investors should evaluate an investment in our company in light of the uncertainties encountered by early-stage companies in an intensely competitive industry and in which the potential licenses and/or defendants from which the Company seeks to obtain recoveries are largely well capitalized companies with resources (financial and otherwise) significantly greater than the Company's. There can be no assurance that our efforts will be successful or that we will be able to become profitable.

Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

In their report dated March 31, 2014, our independent registered public accountants stated that our financial statements for the year ended December 31, 2013 were prepared assuming that we would continue as a going concern. Our ability to continue as a going concern, which may hinder our ability to obtain future financing, is an issue raised as a result of recurring losses from operations. We continue to experience net operating losses. Our ability to continue as a going concern is subject to our ability to generate a profit and/or obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities, increasing sales or obtaining loans and grants from various financial institutions where possible. Our continued net operating losses increase the difficulty in meeting such goals and there can be no assurances that such methods will prove successful.

We have sustained losses in the past and we may sustain losses in the foreseeable future.

We have incurred losses from operations in prior years, including 2013. Our net loss and loss from continuing operations for the year ended December 31, 2013 was $18 million. The Company’s accumulated deficit was $53.3 million at December 31, 2013. We may not return to profitable operations.

Because we expect to need additional capital to fund our growing operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.

We expect that as our business continues to grow we will need additional working capital.   If adequate additional debt and/or equity financing is not available on reasonable terms or at all, we may not be able to continue to expand our business, and we will have to modify our business plans accordingly. These factors would have a material and adverse effect on our future operating results and our financial condition.

If we reach a point where we are unable to raise needed additional funds to continue as a going concern, we will be forced to cease our activities and dissolve the Company.  In such an event, we will need to satisfy various creditors and other claimants, severance, lease termination and other dissolution-related obligations.

The focus of our business is to monetize intellectual property, including through licensing and enforcement. We may not be able to successfully monetize the patents which we acquire and thus may fail to realize all of the anticipated benefits of such acquisition.

We acquired our patents and patent applications during 2013 in three transactions which significantly changed the focus of our business and operations.  We currently own several hundred patent assets and although we may seek to commercialize and develop products, alone or with others, there is no assurance that we will be able to successfully commercialize or develop products and such commercialization and development is not a core focus of our business.  There is significant risk involved in connection with our activities in which we acquire and seek to monetize the patent portfolios that we acquired from Rockstar and North South.  Our new business would commonly be referred to as an NPE model (or “non-practicing entity”) since we do not currently commercialize or develop products under the recently acquired patents.  We have no prior experience as an NPE.  The acquisition of the patents and an NPE business model could fail to produce anticipated benefits, or could have other adverse effects that we do not currently foresee. Failure to successfully monetize our patent assets or to operate an NPE business may have a material adverse effect on our business, financial condition and results of operations.

In addition, the acquisition of patent portfolios is subject to a number of risks, including, but not limited to the following:

●
There is a significant time lag between acquiring a patent portfolio and recognizing revenue from those patent assets. During that time lag, material costs are likely to be incurred that would have a negative effect on our results of operations, cash flows and financial position; and

●
The integration of a patent portfolio will be a time consuming and expensive process that may disrupt our operations. If our integration efforts are not successful, our results of operations could be harmed. In addition, we may not achieve anticipated synergies or other benefits from such acquisition.

Therefore, there is no assurance that the monetization of the patent portfolios we acquire will be successful, will occur timely or in a timeframe that is capable of prediction or will generate enough revenue to recoup our investment.

We will be initially reliant exclusively on the patent assets we acquired from North South and Rockstar. If we are unable to commercialize, license or otherwise monetize such assets and generate revenue and profit through those assets or by other means, there is a significant risk that our business will fail.

If our efforts to generate revenue from our patent portfolios acquired from Rockstar and North South fail, we will have incurred significant losses.  We may not seek and may be unable to acquire additional assets and therefore may be wholly reliant on our present portfolios for revenue. If we are unable to generate revenue from our current assets and fail to acquire any additional assets, our business will likely fail.

In connection with our business, we may commence legal proceedings against certain companies whose size and resources could be substantially greater than ours; we expect such litigation to be time-consuming, lengthy and costly which may adversely affect our financial condition and our ability to survive or operate our business, even if the patents are valid and the cases we bring have merit.

To license or otherwise monetize our patent assets, we may be required to commence legal proceedings against certain large and well established and well capitalized  companies. We may allege that such companies infringe on one or more of our patents. Our viability could be highly dependent on the outcome of this litigation, and there is a risk that we may be unable to achieve the results we desire from such litigation.  The defendants in litigation brought by us are likely to be much larger than us and have substantially more resources than we do, which would make success of our litigation efforts subject to factors other than the validity of our patents or infringement claims asserted.  The inability to successfully enforce our patents against larger more well capitalized companies would result in realization through settlement or election to not pursue certain infringers, or less value from our patents, and could result in substantially less revenue realized from infringements and lower settlement values.

We anticipate that legal proceedings against infringers of our patents may continue for several years and may require significant expenditures for legal fees and other expenses. Disputes regarding the assertion of patents and other intellectual property rights are highly complex and technical. In addition, courts and the laws are constantly changing in a manner that could make more costly the fees and expenses for pursuing infringers, and also could result in our assumption of legal fees of defendants if we are unsuccessful.  Once initiated, we may be forced to litigate against others to enforce or defend our intellectual property rights or to determine the validity and scope of other parties’ proprietary rights. The defendants or other third parties involved in the lawsuits in which we are involved may allege defenses and/or file counterclaims in an effort to avoid or limit liability and damages for patent infringement. Potential defendants could challenge our patents and our actions by commencing actions seeking declaratory judgments declaring our patents invalid, not infringed, or for improper or unlawful activities.  If such defenses or counterclaims are successful, they may preclude our ability to derive licensing revenue from the patents. A negative outcome of any such litigation, or one or more claims contained within any such litigation, could materially and adversely impact our business. Additionally, we anticipate that our legal fees and other expenses will be material and will negatively impact our financial condition and results of operations and may result in our inability to continue our business.

We are the subject of litigation and, due to the nature of our business, may be the target of future legal proceedings that could have an adverse effect on our business and our ability to monetize our patents.

On January 17, 2014, an action was filed by several cable operators in the United States District Court for the District of Delaware (No. 1:99-mc-09999) against Rockstar, Bockstar Technologies LLC, Constellation Technologies LLC and the Company (collectively, the "Defendants").  The complaint (the "Complaint") was filed by Charter Communications, Inc., WideOpenWest  Finance, LLC a/k/a WOW! Internet Cable & Phone, Knology, Inc., Cequel Communications, LLC d/b/a Suddenlink Communications and Cable one, Inc. ("Plaintiffs"). Plaintiffs are in the communications, cable and/or wireline industries and allege that Rockstar has accused the Plaintiffs of practicing various communication and networking technologies (including many well-established technical standards), related to those industries. The complaint states that in many instances such technical standards are designed into the equipment Plaintiffs purchase from vendors, and must be implemented to interoperate with other communications providers and their end user customers. Rockstar owns (and since December 31, 2013, we own) patents alleged to be infringed by Plaintiffs activities.  The relief sought against us is principally for a declaratory judgment that Plaintiffs do not infringe the patents, requiring that the Plaintiffs be granted a patent license, that we have misused the patents and we and the other defendants have waived and are estopped from enforcing the patents in the marketplace, that we are liable to Plaintiffs for entering into an illegal conspiracy, and assessing corresponding damages, for direct and consequential damages, attorney’s fees and costs.

If such action were successful, the Company could be ordered to grant a license to Charter, the license rate could be lower than that which the Company would pursue if it had commenced an action against Charter, or the patents involved could be declared non infringed or invalid. The Company may become subject to similar actions in the future which will be costly and time consuming to defend, the outcome of which are uncertain.

We may seek to internally develop additional new inventions and intellectual property, which would take time and be costly. Moreover, the failure to obtain or maintain intellectual property rights for such inventions would lead to the loss of our investments in such activities.

Part of our business may include the internal development of new inventions or intellectual property that we will seek to monetize. However, this aspect of our business would likely require significant capital and would take time to achieve. Such activities could also distract our management team from its present business initiatives, which could have a material and adverse effect on our business. There is also the risk that our initiatives in this regard would not yield any viable new inventions or technology, which would lead to a loss of our investments in time and resources in such activities.

In addition, even if we are able to internally develop new inventions, in order for those inventions to be viable and to compete effectively, we would need to develop and maintain, and we would heavily rely upon, a proprietary position with respect to such inventions and intellectual property. However, there are significant risks associated with any such intellectual property we may develop principally including the following:

●	patent applications we may file may not result in issued patents or may take longer than we expect to result in issued patents;
●	we may be subject to interference proceedings;
●	we may be subject to opposition proceedings in the U.S. or foreign countries;
●	any patents that are issued to us may not provide meaningful protection;
●	we may not be able to develop additional proprietary technologies that are patentable;
●	other companies may challenge patents issued to us;
●	other companies may have independently developed and/or patented (or may in the future independently develop and patent) similar or alternative technologies, or duplicate our technologies;
●	other companies may design around technologies we have developed; and
●	enforcement of our patents would be complex, uncertain and very expensive.

We cannot be certain that patents will be issued as a result of any future applications, or that any of our patents, once issued, will provide us with adequate protection from competing products. For example, issued patents may be circumvented or challenged, declared invalid or unenforceable, or narrowed in scope. In addition, since publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we will be the first to make our additional new inventions or to file patent applications covering those inventions. It is also possible that others may have or may obtain issued patents that could prevent us from commercializing our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we may license or otherwise monetize, our rights will depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so. Our failure to obtain or maintain intellectual property rights for our inventions would lead to the loss our business.

Moreover, patent application delays could cause delays in recognizing revenue from our internally generated patents and could cause us to miss opportunities to license patents before other competing technologies are developed or introduced into the market.

New legislation, regulations or court rulings related to enforcing patents could harm our new line of business and operating results.

If Congress, the United States Patent and Trademark Office or courts implement new legislation, regulations or rulings that impact the patent enforcement process or the rights of patent holders, these changes could negatively affect our business. For example, limitations on the ability to bring patent enforcement claims, limitations on potential liability for patent infringement, lower evidentiary standards for invalidating patents, increases in the cost to resolve patent disputes and other similar developments could negatively affect our ability to assert our patent or other intellectual property rights.

On September 16, 2011, the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These changes include provisions that affect the way patent applications will be prosecuted and may also affect patent litigation. The U.S. Patent Office is currently developing regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act recently became effective. Accordingly, it is too early to tell what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

On February 27, 2013, US Representatives DeFazio and Chaffetz introduced HR845.  In general, the bill known as the SHIELD Act (“Saving High-tech Innovators from Egregious Legal Disputes”), seeks to assess legal fee liability to plaintiffs in patent infringement actions for defendant costs.  In the event that the bill becomes law, the potential obligation to pay the legal fees of defendants in patent disputes could have a material adverse effect on our business or financial condition.

On June 4, 2013, the Obama Administration issued executive actions and legislative recommendations. The legislative measures recommended by the Obama Administration include requiring patentees and patent applicants to disclose the “Real Party-in-Interest”, giving district courts more discretion to award attorney’s fees to the prevailing party, requiring public filing of demand letters such that they are accessible to the public, and protecting consumers against liability for a product being used off-the shelf and solely for its intended use.

The executive actions includes ordering the United States Patent and Trademark Office (the “ USPTO”) to make rules to require the disclosure of the Real Party-in-Interest by requiring patent applicants and owners to regularly update ownership information when they are involved in proceedings before the USPTO (e.g. specifying the “ultimate parent entity”) and requiring the USPTO to train its examiners to better scrutinize functional claims to prevent allowing overly broad claims.

On December 5, 2013, the United States House of Representatives passed a patent reform titled the “Innovation Act” by a vote of 325-91. However, the Senate is still considering the bill. Representative Bob Goodlatte, with bipartisan support, introduced the Innovation Act on October 23, 2013. The Innovation Act, as passed by the House, has a number of major changes. Some of the changes include a heightened pleading requirement for the filing of patent infringement claims. It requires a particularized statement with detailed specificity regarding how each asserted claim term corresponds to the functionality of each accused instrumentality. The Innovation Act, as passed by the House, also includes fee-shifting provisions which provide that, unless the non-prevailing party of a patent infringement litigation positions were objectively reasonable, such non-prevailing party would have to pay the attorney’s fees of the prevailing party.

The Innovation Act also calls for discovery to be limited until after claim construction. The patent infringement plaintiff must also disclose anyone with a financial interest in either the asserted patent or the patentee and must disclose the ultimate parent entity. When a manufacturer and its customers are sued at the same time, the suit against the customer would be stayed as long as the customer agrees to be bound by the results of the case.

It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become enacted as laws. Compliance with any new or existing laws or regulations could be difficult and expensive, affect the manner in which we conduct our business and negatively impact our business, prospects, financial condition and results of operations.

Our acquisitions of patent assets may be time consuming, complex and costly, which could adversely affect our operating results.

Acquisitions of patent or other intellectual property assets are critical to our business plan, are often time consuming, complex and costly to consummate. We may elect to not pursue any additional patents while we focus our efforts on monetizing our existing assets.  We may utilize many different transaction structures in our acquisitions and the terms of such acquisition agreements tend to be heavily negotiated. As a result, we expect to incur significant operating expenses and will likely be required to raise capital during the negotiations even if the acquisition is ultimately not consummated, if we determine to acquire additional patents or other assets. Even if we are able to acquire particular patent assets, there is no guarantee that we will generate sufficient revenue related to those patent assets to offset the acquisition costs. While we will seek to conduct confirmatory due diligence on the patent assets we are considering for acquisition, we may acquire patent assets from a seller who does not have complete analysis of infringements or claims, have proper title or ownership to those assets, or otherwise provides us with flawed ownership rights, including invalid or unenforceable assets. In those cases, we may be required to spend significant resources to defend our interest in the patent assets and, if we are not successful, our acquisition may be worthless, in which case we could lose part or all of our investment in the assets.

We may also identify patent or other intellectual property assets that cost more than we are prepared to spend with our own capital resources. We may incur significant costs to organize and negotiate a structured acquisition that does not ultimately result in an acquisition of any patent assets or, if consummated, proves to be unprofitable for us. Acquisitions involving issuance of our securities could be dilutive to existing stockholders and could be at prices lower than those prices reflected in the trading markets.  These higher costs could adversely affect our operating results and, if we incur losses, the value of our securities will decline.

In addition, we may acquire patents and technologies that are in the early stages of adoption. Demand for some of these technologies will likely be untested and may be subject to fluctuation based upon the rate at which our licensees or others adopt our patents and technologies in their products and services. As a result, there can be no assurance as to whether technologies we acquire or develop will have value that can be realized through licensing or other activities.

We have ongoing financial obligations to Rockstar under the terms of the December 2013 acquisition. Our failure to comply with our obligations to Rockstar could have a material adverse effect on the value of our assets, our financial performance and our ability to sustain operations.

In connection with our agreement to acquire Rockstar patents entered on December 31, 2013, the Company and Rockstar entered into a series of agreements which require us to redeem $20 million of stated value of Series I Convertible Preferred Stock in $5 million increments on each of the 6, 12, 18 and 24 months anniversary of the purchase.  We presently have inadequate cash to fund such payments.  In the event that such payments are not timely made, Rockstar may employ certain remedies, including the imposition of interest at a rate of 15% per annum from the closing date on unpaid and unconverted amounts due and after the 12 month anniversary can reduce the redemption obligations through sale or recovery of patents in the acquisition at a value equal to unconverted amounts due which have been pledged as collateral for such obligations.  Rockstar has filed a UCC-1 covering the Company’s redemption obligations and the right to foreclose on the collateral.  The redemption obligation is also required to be satisfied in the event that we engage in certain capital raising transactions (among other instances, where such transactions result in net proceeds to us in excess of $7.5 million) and from recoveries on other assets.  The obligation to utilize capital from financings and from other sources or the loss of patents to Rockstar upon a default could adversely impact our liquidity and financial position.

In certain acquisitions of patent assets, we may seek to defer payment or finance a portion of the acquisition price. This approach may put us at a competitive disadvantage and could result in harm to our business.

We have limited capital and may seek to negotiate acquisitions of patent or other intellectual property assets where we can defer payments or finance a portion of the acquisition price. These types of debt financing or deferred payment arrangements may not be as attractive to sellers of patent assets as receiving the full purchase price for those assets in cash at the closing of the acquisition, and, as a result, we might not compete effectively against other companies in the market for acquiring patent assets, many of whom have greater cash resources than we have. We may also finance our activities by issuance of debt which could require interest and amortization payments which we may not have the ability to repay, in which case we could be in default under the terms of loan agreements.  We may pledge our assets as collateral and if we are in default under our agreements, we could lose our assets through foreclosure or similar processes or become insolvent or bankrupt in which case investors could lose their entire investment.

Any failure to maintain or protect our patent assets or other intellectual property rights could significantly impair our return on investment from such assets and harm our brand, our business and our operating results.

Our ability to operate our new line of business and compete in the intellectual property market largely depends on the superiority, uniqueness and value of our acquired patent assets and other intellectual property. To protect our proprietary rights, we will rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. No assurances can be given that any of the measures we undertake to protect and maintain our assets will have any measure of success.

We will be required to spend significant time and resources to maintain the effectiveness of our assets by paying maintenance fees and making filings with the USPTO. We may acquire patent assets, including patent applications, which require us to spend resources to prosecute the applications with the USPTO prior to issuance of patents. Further, there is a material risk that patent related claims (such as, for example, infringement claims (and/or claims for indemnification resulting therefrom), unenforceability claims, or invalidity claims) will be asserted or prosecuted against us, and such assertions or prosecutions could materially and adversely affect our business. Regardless of whether any such claims are valid or can be successfully asserted, defending such claims could cause us to incur significant costs and could divert resources away from our other activities.

  Despite our efforts to protect our intellectual property rights, any of the following or similar occurrences may reduce the value of our intellectual property:

●	our applications for patents, trademarks and copyrights may not be granted and, if granted, may be challenged or invalidated;
●	issued trademarks, copyrights, or patents may not provide us with any competitive advantages when compared to potentially infringing other properties;
●	our efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology; or
●	our efforts may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those we acquire and/or prosecute.

Moreover, we may not be able to effectively protect our intellectual property rights in certain foreign countries where we may do business or enforce our patents against infringers in foreign countries. If we fail to maintain, defend or prosecute our patent assets properly, the value of those assets would be reduced or eliminated, and our business would be harmed.

Weak global economic conditions may cause infringing parties to delay entering into licensing agreements, which could prolong our litigation and adversely affect our financial condition and operating results.

Our business plan depends significantly on worldwide economic conditions, and the United States and world economies have recently experienced weak economic conditions. Uncertainty about global economic conditions poses a risk as businesses may postpone spending in response to tighter credit, negative financial news and declines in income or asset values. This response could have a material negative effect on the willingness of parties infringing on our assets to enter into licensing or other revenue generating agreements voluntarily. Entering into such agreements is critical to our business plan, and our failure to do so could cause material harm to our business.

If we are not able to protect our intellectual property from unauthorized use, it could diminish the value of our products and services, weaken our competitive position and reduce our revenue.

Our success depends in large part on our intellectual property ownership. In addition, we believe that our trade secrets and non patented technology may be key to identifying and differentiating our products and services from those of our competitors. We may be required to spend significant resources to monitor and police our intellectual property rights. If we fail to successfully enforce our intellectual property rights, the value of our products and services could be diminished and our competitive position may suffer.

We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Third-parties could copy or otherwise obtain and use our property without authorization or develop similar information and property independently, which may infringe upon our proprietary rights. We may not be able to detect infringement and may lose competitive position in the market before we do so, including situations which may damage our ability to succeed in licensing negotiations or legal proceedings such as patent infringement cases we may bring. In addition, competitors may design around our technologies or develop competing technologies. Intellectual property protection may also be unavailable or limited in some foreign countries.

If we are forced to resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive. In addition, our proprietary rights could be at risk if we are unsuccessful in, or cannot afford to pursue, those proceedings. We will also rely on trade secrets and contract law to protect some of our proprietary technology. We will enter into confidentiality and invention agreements with inventors, employees and consultants and common interest agreements with parties associated with our litigation efforts. Nevertheless, these agreements may not be honored and they may not effectively protect our right to our privileged, confidential or proprietary information or our patented or un-patented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how.

We face evolving regulation of corporate governance and public disclosure that may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, SEC regulations and NASDAQ Stock Market LLC rules are creating uncertainty for public companies. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of these costs. For example, compliance with the internal control requirements of Section 404 of the Sarbanes-Oxley Act has to date required the commitment of significant resources to document and test the adequacy of our internal control over financial reporting. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest the resources necessary to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, due to ambiguities related to practice or otherwise, regulatory authorities may initiate legal proceedings against us, which could be costly and time-consuming, and our reputation and business may be harmed.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud and our business may be harmed and our stock price may be adversely impacted.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and to effectively prevent fraud. Any inability to provide reliable financial reports or to prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 requires management to evaluate and assess the effectiveness of our internal control over financial reporting. In order to continue to comply with the requirements of the Sarbanes-Oxley Act, we are required to continuously evaluate and, where appropriate, enhance our policies, procedures and internal controls.  If we fail to maintain the adequacy of our internal controls over financial reporting, we could be subject to litigation or regulatory scrutiny and investors could lose confidence in the accuracy and completeness of our financial reports.  We cannot assure you that in the future we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management will conclude that our internal control over financial reporting is effective.  If we fail to fully comply with the requirements of the Sarbanes-Oxley Act, our business may be harmed and our stock price may decline.

Our assessment, testing and evaluation of the design and operating effectiveness of our internal control over financial reporting resulted in our conclusion that, as of December 31, 2013, our internal control over financial reporting was not effective, due to the Company’s lack of segregation of duties, and difficulty in applying complex accounting principles, including fair value of derivatives, options and warrants as well as stock based compensation accounting. We can provide no assurance as to conclusions of management with respect to the effectiveness of our internal control over financial reporting in the future

 If we make acquisitions, it could divert management’s attention, cause ownership dilution to our shareholders and be difficult to integrate.

Following our acquisition of North South in September 2013, we have grown rapidly and we expect to continue to evaluate and consider future acquisitions. Acquisitions generally involve significant risks, including difficulties in the assimilation of the assets, services and technologies we acquire or industry overlay on which the patent assets read, diversion of management's attention from other business concerns, overvaluation of the acquired assets, and the acceptance of the acquired assets and/or claims.  Acquisitions may not be successful, which can have a number of adverse effects upon us including adverse financial effects and may seriously disrupt our management’s time. The integration of acquired assets may place a significant burden on management and our internal resources. The diversion of management attention and any difficulties encountered in the integration process could harm our business.

 If we fail to manage our existing assets and patent inventory and third party relationships (such as attorneys and experts) effectively, our revenue and profits could decline and should we fail to acquire additional revenues from license fees, our growth could be impeded.

Our success depends in part on our ability to manage our existing portfolios of patent assets and manage our third party data relationships necessary to monetize our assets effectively.  Our attorneys and experts are not bound by long-term contracts that ensure us a consistent access to expertise necessary to enforce our patents, which is crucial to our ability to generate license revenues and prosecute infringers.  In addition, attorneys and experts can change the cost of the services they provide, such as contingent fees that we are required to pay, and our arrangements often required an increasing percentage of recoveries to be devoted to attorney's fees depending on the length of time or stage of the case prior to settlement or recovery, reducing the residual amount available to us following conclusion of a case.  If an attorney, seller, inventor or expert decides not to provide needed assistance in connection with a case, or provides assistance to prospective licensees or defendants, we may not be able to timely replace this expertise with that from other sources or prevent such assistance to others from damaging our claims and prospects for recovery or licensing thus resulting in potentially lost cases, opportunities, or revenues and potentially diminishing the value of our patent assets.  The ability to utilize attorneys, sellers’ personnel, inventors or experts will depend on various factors, some of which are beyond our control.

Risks Related to Ownership of Our Common Stock.

The price of our common stock has been highly volatile due to several factors that will continue to affect the price of our stock.

Our common stock has traded as low as $4.07 and as high as $218.00 between January 1, 2011 and December 31, 2013 (on a split-adjusted basis). The reason for the volatility in our stock is not well understood and may continue.  Some of the factors we believe that have contributed to our common stock volatility include:

●	termination of drug development efforts and Phase III clinical studies for our prior business;
●	entry into new business ventures;
●	asset acquisitions of dispositions;
●	commencement of patent litigation;
●	licensing, enforcement and settlement activities;
●	small amounts of our stock available for trading, expiration of any lockup agreements and terms of any leak-out rights with respect thereto;
●	obligations to and filing of registration statements registering the sale of new or outstanding shares of our common stock;
●	options and derivatives availability or unavailability;
●	short selling;
●	small public float of our outstanding common stock;
●	expiration of Rule 144 holding periods with respect to our outstanding common stock;
●	fluctuations in our operating results;
●	changes in the capital markets and ability for the Company to raise capital;
●	legal developments and public awareness with respect to patents and the business engaged in by NPE’s generally, and by the Company;
●	general economic conditions; and
●	legal and regulatory environment.

Our common stock may be delisted from The NASDAQ Capital Market if we fail to comply with continued listing standards.

Our common stock is currently traded on The NASDAQ Capital Market under the symbol “SPEX.”  If we fail to meet any of the continued listing standards of The NASDAQ Capital Market, our common stock could be delisted from The NASDAQ Capital Market.  These continued listing standards include specifically enumerated criteria, such as:

●	a $1.00 minimum closing bid price;
●	stockholders’ equity of $2.5 million;
●	500,000 shares of publicly-held common stock with a market value of at least $1 million;
●	300 round-lot stockholders; and
●	compliance with NASDAQ’s corporate governance requirements, as well as additional or more stringent criteria that may be applied in the exercise of NASDAQ’s discretionary authority.

Prior to our entering into our new line of business, we had several instances of NASDAQ deficiencies.

On April 20, 2012, the Company received a deficiency notice from NASDAQ regarding the bid price of our common stock. Following a 1 for 20 reverse stock split, on October 8, 2012, NASDAQ provided confirmation to us that we regained compliance with Marketplace Rule 5550(a)(2) since the closing bid price of its common stock had traded at $1.00 per share or greater for at least ten (10) consecutive business days. This was the second time the Company employed a reverse stock split to avoid NASDAQ delisting.

On September 25, 2012, the Company received written notification from NASDAQ advising that the minimum number of publicly held shares of our common stock had fallen below the minimum 500,000 shares required for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Rule 5550(a)(4). As a result of our November 2012 private placement transaction, the Company was advised by NASDAQ that it regained compliance with Rule 5550(a)(4).

On December 31, 2012, our total stockholders’ equity was $854,000, and was below the $2.5 million listing standard required by NASDAQ.  In March 2013, we exchanged warrants issued in November 2012 for Series C Preferred Stock, effectively increasing total stockholders’ equity to approximately $2.7 million.

If we fail to comply with NASDAQ’s continued listing standards, we may be delisted and our common stock will trade, if at all, only on the over-the-counter market, such as the OTC Bulletin Board or OTCQX market, and then only if one or more registered broker-dealer market makers comply with quotation requirements.  In addition, delisting of our common stock could depress our stock price, substantially limit liquidity of our common stock and materially adversely affect our ability to raise capital on terms acceptable to us, or at all.

We could fail in future financing efforts or be delisted from NASDAQ if we fail to receive stockholder approval when needed.

We are required under the NASDAQ rules to obtain stockholder approval for any issuance of additional equity securities that would comprise more than 20% of the total shares of our common stock outstanding before the issuance of such securities sold at a discount to the greater of book or market value in an offering that is not deemed to be a “public offering” by NASDAQ.  Funding of our operations and acquisitions of assets may require issuance of additional equity securities that would comprise more than 20% of the total shares of our common stock outstanding, but we might not be successful in obtaining the required stockholder approval for such an issuance.  If we are unable to obtain financing due to stockholder approval difficulties, such failure may have a material adverse effect on our ability to continue operations.

Our shares of common stock are thinly traded and, as a result, stockholders may be unable to sell at or near ask prices, or at all, if they need to sell shares to raise money or otherwise desire to liquidate their shares.

Our common stock has been “thinly-traded” meaning that the number of persons interested in purchasing our common stock at or near ask prices at any given time may be relatively small or non-existent.  This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we become more seasoned and viable.  In addition, we believe that due to the limited number of shares of our common stock outstanding, an options market has not been established for our common stock, limiting the ability of market participants to hedge or otherwise undertake trading strategies available for larger companies with broader shareholder bases which prevents institutions and others from acquiring or trading in our securities.  Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  We cannot give stockholders any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.

Dividends on our common stock are not likely.

We do not anticipate paying cash dividends on our common stock in the foreseeable future.  Investors must look solely to the potential for appreciation in the market price of the shares of our common stock to obtain a return on their investment.

Because of the Rights Agreement and “Anti-Takeover” provisions in our Certificate of Incorporation and Bylaws, a third party may be discouraged from making a takeover offer that could be beneficial to our stockholders.

Effective as of January 24, 2013, we adopted a new shareholder rights plan. The effect of this rights plan and of certain provisions of our Certificate of Incorporation, By-Laws, and the anti-takeover provisions of the Delaware General Corporation Law, could delay or prevent a third party from acquiring us or replacing members of our Board of Directors, or make more costly any attempt to acquire control of the Company, even if the acquisition or the Board designees would be beneficial to our stockholders. These factors could also reduce the price that certain investors might be willing to pay for shares of the common stock and result in the market price being lower than it would be without these provisions.

In addition, defendants in actions seeking to enforce our patents may seek to influence our Board of Directors and stockholders by acquiring positions in the Company to force consideration of settlement or licensing proposals that may be less desirable than other outcomes such as litigation with respect to our monetization or patent enforcement activities.  The effect of such influences on our Company or our corporate governance could reduce the value of our monetization activities and have an adverse affect on the value of our assets. The effect of Anti-Takeover provisions could impact the ability of prospective defendants to obtain influence in the Company or representation on the Board of Directors or acquire a significant ownership position and such result may have an adverse effect on the Company and the value of its securities.

If we cannot manage our growth effectively, we may not establish or maintain profitability.

Businesses which grow rapidly often have difficulty managing their growth. If our business continues to grow as rapidly as it has since September 2013 and as we anticipate, we will need to expand our management by recruiting and employing experienced executives and key employees capable of providing the necessary support.

We cannot assure you that our management will be able to manage our growth effectively or successfully. Our failure to meet these challenges could cause us to continue to lose money, which will reduce our stock price.

It may be difficult to predict our financial performance because our quarterly operating results may fluctuate.

Our revenues, operating results and valuations of certain assets and liabilities may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control. You should not rely on period-to-period comparisons of our results of operations as an indication of our future performance. Our results of operations may fall below the expectations of market analysts and our own forecasts.  If this happens, the market price of our common stock may fall significantly. The factors that may affect our quarterly operating results include the following:

●	fluctuations in results of our enforcement and licensing activities or outcome of cases;
●	fluctuations in duration of judicial processes and time to completion of cases;;
●	the timing and amount of expenses incurred to negotiate with licensees and obtain settlements from infringers;
●	the impact of our anticipated need for personnel and expected substantial increase in headcount;
●
fluctuations in the receptiveness of courts and juries to significant damages awards in patent infringement cases and speed to trial in the jurisdictions in which our cases may be brought and the accepted royalty rates attributable to damages analysis for patent cases generally, including the royalty rates for industry standard patents which we may own or acquire;

●	worsening economic conditions which cause revenues or profits attributable to infringer sales of products or services to decline;
●	changes in the regulatory environment, including regulation of NPE activities or patenting practices , that may negatively impact our or infringers practices;
●
the timing and amount of expenses associated with litigation, regulatory investigations or restructuring activities, including settlement costs and regulatory penalties assessed related to government enforcement actions;

●	Any changes we make in our Critical Accounting Estimates described in the Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of our periodic reports;
●
the adoption of new accounting pronouncements, or new interpretations of existing accounting pronouncements, that impact the manner in which we account for, measure or disclose our results of operations, financial position or other financial measures; and

●	costs related to acquisitions of technologies or businesses.

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our ability to attract and retain key personnel and the continued contributions of our executive officers, each of whom may be difficult to replace. In particular, Anthony Hayes, our Chief Executive Officer, is important to the management of our business and operations and the development of our strategic direction. The loss of the services of any such individual and the process to replace any key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

Our largest shareholders can exert significant control over our business and affairs and may have actual or potential interests that may depart from those of our other shareholders.

Our largest outside stockholders own a substantial percentage of our outstanding voting capital.  The interests of such persons may differ from the interests of other stockholders.  There can be no assurance that our significant stockholders will, in future matters submitted for stockholder approval, vote in favor of such matter, even if such matters are recommended for approval by management or are in the best interest of stockholders, generally. As a result, in addition to their positions with us, such persons will have the ability to vote their significant holdings in favor of proposals presented to our stockholders for approval, including proposals to:

●	elect or defeat the election of our directors;
●	amend or prevent amendment of our certificate of incorporation or bylaws;
●	effect or prevent a merger, sale of assets or other corporate transaction; and
●	control the outcome of any other matter submitted to the shareholders for vote.

In addition, such holder's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.  Our significant stockholders could also utilize their significant ownership interest to seek to influence management and decisions of the Company.

Because an increasing amount of our outstanding shares may become freely tradable, sales of these shares could cause the market price of our common stock to drop significantly, even if our business is performing well.

As of April 30, 2014, we had outstanding 10,747,992 shares of common stock, of which our directors and executive officers own 49,326 shares which are subject to the limitations of Rule 144 under the Securities Act. Additionally, approximately 15,000,003 shares of common stock (including shares of common stock underlying our outstanding shares of Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock), became eligible for sale under Rule 144 on March 10, 2014.  However, shares of Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock contain limitations on conversion related to the holder’s beneficial ownership and the shares of Series D Convertible Preferred Stock contain limitations on conversion tied to the trading volume of the Company’s common stock, which may have the effect of limiting the conversion and sale of such shares.

In general, Rule 144 provides that any non-affiliate of ours, who has held restricted common stock for at least six-months, is entitled to sell their restricted stock freely, provided that we are then current in our filings with the SEC.

An affiliate of the Company may sell after six months with the following restrictions:

●	we are current in our filings,
●	certain manner of sale provisions,
●	filing of Form 144, and
●
volume limitations limiting the sale of shares within any three-month period to a number of shares that does not exceed the greater of 1% of the total number of outstanding shares or, the average weekly trading volume during the four calendar weeks preceding the filing of a notice of sale.

Because almost all of our outstanding shares are freely tradable (subject to certain restrictions imposed by lockup agreements executed by the holders thereof) and the shares held by our affiliates may be freely sold (subject to the Rule 144 limitations), sales of these shares could cause the market price of our common stock to drop significantly, even if our business is performing well.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such statements include statements regarding our expectations, hopes, beliefs or intentions regarding the future, including but not limited to statements regarding our market, strategy, competition, development plans (including acquisitions and expansion), financing, revenues, operations, and compliance with applicable laws. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from such forward-looking statements include the risks described in greater detail in the following paragraphs. All forward-looking statements in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement. Market data used throughout this prospectus is based on published third party reports or the good faith estimates of management, which estimates are based upon their review of internal surveys, independent industry publications and other publicly available information.

You should review carefully the section entitled “Risk Factors” beginning on page 2 of this prospectus for a discussion of these and other risks that relate to our business and investing in shares of our common stock.

USE OF PROCEEDS

The net proceeds from any disposition of the shares covered hereby would be received by the selling stockholders. We will not receive any of the proceeds from any such sale of the common stock offered by this prospectus.

SELLING STOCKHOLDERS

We have prepared this prospectus to allow the selling stockholders, to sell, from time to time, up to 7,777,829 shares of our common stock.  All of the common stock offered by this prospectus may be offered by the selling stockholders for their own account. We will receive no proceeds from any such sale of these shares by the selling stockholders.  None of the selling stockholders is a broker dealer or an affiliate of a broker dealer.

On November 6, 2013, we sold an aggregate of 304,250 shares of Series F Preferred Stock and 48,438 shares of common stock to five accredited investors for gross proceeds to the Company of $2,235,000 pursuant to subscription agreements. On November 26, 2013, the Company and holders of Series F Preferred Stock entered into separate Amendment and Exchange Agreements pursuant to which the holders of Series F Preferred Stock exchanged shares of Series F Preferred Stock for shares of our Series F-1 Preferred Stock on a one-for-one basis. On November 26, 2013, an aggregate of 304,250 shares of Series F-1 were issued in exchange for 304,250 shares of Series F Preferred Stock. On December 27, 2013, an aggregate of 148,000 shares of Series F-1 Preferred Stock were converted into 148,000 shares of common stock. All the shares issued in this private placement are being registered pursuant to this prospectus.

On December 31, 2013, we entered into a patent purchase agreement to acquire a group of patents in several technology families, including data, optical and voice technology (the “Rockstar Patents”) from Rockstar.  In consideration the Rockstar Patents, we issued $60 million of our securities at an issuance price of $8.35 per share of common stock (or 100% of the closing bid price on the date prior to issuance) for the Rockstar Patents, consisting of (i) 199,990 shares of common stock, (ii) 459,043 shares of Series H Preferred Stock, which are convertible into shares of common stock on a one-for-ten basis, and (iii) 119,760 shares of Series I Preferred Stock, which are convertible into shares of common stock on a one-for-twenty basis. Additionally, Rockstar is entitled to a participation in future recoveries under the Rockstar Patents after the Company receives 100% return on the value of the issued Securities (i.e., $120 million).  An aggregate of 7,185,620 shares of our common stock, including an aggregate of 6,985,630 shares of common stock issuable upon conversion of outstanding shares of Series H Preferred Stock and Series I Preferred Stock are being registered pursuant to this prospectus.

We agreed to file a “resale” registration statement with the SEC covering all shares of common stock and shares of common stock into which the Series H Preferred Stock and Series I Preferred Stock are convertible, issued to Rockstar in connection with our acquisition of the Rockstar Patents, within 30 days of the closing of the acquisition. In the event that (i) we fail to file the registration statement by February 3, 2013 or (ii) such registration statement is not declared effective by the SEC within sixty (days) after its filing, then in either such case we shall issue to Rockstar such number of shares of common stock as is equal to five (5%) percent of the number of shares of common stock and Series H Preferred Stock (taken together) issued to Rockstar in connection with our acquisition of the Rockstar Patents.  As a result of the aforementioned registration statement not being declared effective within 60 days of its filing date, on April 30, 2014, we issued Rockstar 239,521 shares of common stock in connection with our obligations under the governing transaction documents.  Such 239,521 shares of common stock are also being registered pursuant to this prospectus.

The shares of Series H Preferred Stock and Series I Preferred Stock are being registered as required by certain contractual provisions but are not convertible and do not possess any voting rights until such time as the Company has obtained stockholder approval pursuant to NASDAQ Listing Rule 5635.  On April 16, 2014, the Company obtained the required shareholder approval pursuant to NASDAQ Listing Rule 5635 and, as a result, the Series H and Series I Convertible Preferred Stock are convertible and possess voting rights in accordance with their respective terms.

Securities held by Rockstar that are registered hereunder are subject to a Lockup Agreement. Until the earlier of (1) 12 months from the date of issuance of such securities and (ii) until such time as Rockstar holds less than 2% of the Company's outstanding common stock, Rockstar sales are not permitted provided that Rockstar shall be entitled to such securities in an amount up to (i) 15% of the of the 30 day average daily volume of the Company’s common stock for the period ending on the trading day immediately prior to such sale and (ii) 20% of the 30 day average daily volume of the Company’s common stock for the period ending on the trading day prior to the date of such sale in the event that the volume weighted average price (“VWAP”) of the common stock is at least $17.00 per share. Rockstar may sell these securities without restriction (i) in the event the VWAP of the Company’s common stock is at least $20.00 per share or (ii) on any day in which at least 1,000,000 shares have traded at a weighted average price of at least $15.00 per share, provided that Rockstar does not offer or sell such shares for a price that is less than $15.00 per share. Additionally, Rockstar shall be restricted from transferring or selling any securities of the Company for an additional 180 day period following the occurrence of certain Company events (but not more than two such Company events), including the consummation of a public offering in which the Company receives gross proceeds of at least $5 million and the announcement of any material acquisition.

Additionally, certain stockholders whose shares of common stock are registered hereunder are subject to a six month lockup agreement of their shares following the Company’s acquisition of the patents from Rockstar on December 31, 2013.

The following table sets forth information with respect to our common stock known to us to be beneficially owned by the selling stockholders as of April 25, 2014. The selling stockholders, to our knowledge, have not had a material relationship with us during the past three years except that on July 24, 2013, we acquired a group of patents in the mobile communication sector from Rockstar in which we paid to Rockstar certain consideration, including 176,991 shares of common stock. Rockstar will also be entitled to receive a percentage of future profits after recovery of patent monetization costs and an initial priority return on investment to us.

	Beneficial Ownership				Common		Beneficial
	of Common Stock				Stock		Ownership
	Prior to				Saleable		of Common Stock
	the Offering (1)				Pursuant		After the Offering (1)
	Number of		Percent of		to This		Number of		Percent of
Name of Selling Stockholder	Shares		Class (2)		Prospectus		Shares		Class (2)
Rockstar Consortium US LP (3)	616,502	(3)	5.74%		7,425,141	**	176,991		1.6%
Alpha Capital Anstalt (4)	437,164	(4)	4.06%	(4)	100,000		337,164	(5)	3.13%	(5)
Barry Honig (6)	1,107,733	(6)	9.99%	(6)	78,125		1,107,733		9.99%
Hudson Bay IP Opportunities Master Fund LP (7)	1,178,125	(7)	9.99%	(7)	78,125		1,178,125		9.99%
Sandor Capital Master Fund LP (8)	212,007		2%		48,000		164,007		1.5%
Iroquois Master Fund Ltd. (9)	1,173,690	(9)	9.99%	(8)	48,438		1,173,690		9.99%
Total					7,777,829

*             represents less than 1%

**           Securities held by Rockstar that are registered hereunder are subject to a Lockup Agreement.  Until the earlier of (1) 12 months from the date of issuance of such securities and (ii) until such time as Rockstar holds less than 2% of the Company's outstanding common stock, Rockstar sales are not permitted provided that Rockstar shall be entitled to sell such securities in an amount up to (i) 15% of the of the 30 day average daily volume of the Company’s common stock for the period ending on the trading day immediately prior to such sale and (ii) 20% of the 30 day average daily volume of the Company’s common stock for the period ending on the trading day prior to the date of such sale in the event that the volume weighted average price (“VWAP”) of the common stock is at least $17.00 per share. Rockstar may sell these securities without restriction (i) in the event the VWAP of the Company’s common stock is at least $20.00 per share or (ii) on any day in which at least 1,000,000 shares have traded at a weighted average price of at least $15.00 per share, provided that Rockstar does not offer or sell such shares for a price that is less than $15.00 per share. Additionally, Rockstar shall be restricted from transferring or selling any securities of the Company for an additional 180 day period following the occurrence of certain Company events (but not more than two such Company events), including the consummation of a public offering in which the Company receives gross proceeds of at least $5 million and the announcement of any material acquisition.

(1)
Assumes that all of the shares held by the selling stockholders covered by this prospectus are sold and that the selling stockholders acquire no additional shares of common stock before the completion of this offering. However, as the selling stockholders can offer all, some, or none of their common stock, no definitive estimate can be given as to the number of shares that the selling stockholders will ultimately offer or sell under this prospectus.

(2)	Calculated based on 10,747,992 shares of common stock outstanding as of April 30, 2014.

(3)
John Veschi is the Chief Executive Officer of Rockstar Consortium LLC, general partner of Rockstar Consortium US LP and in such capacity holds voting and dispositive power over the shares held by Rockstar Consortium US LP.   Excludes 4,590,430 shares of common stock issuable upon conversion of 459,043 shares of Series H Preferred Stock and 2,395,200 shares of common stock issuable upon conversion of 119,760 shares of Series I Preferred stock.  The holder of Series H Preferred Stock and Series I Preferred Stock may not receive shares of the Company’s common stock such that the number of shares of common stock held by it and its affiliates after such conversion exceeds 4.99% of the then issued and outstanding shares of common stock. Holders of the Series H Preferred Stock and Series I Preferred Stock shall be entitled to vote on all matters submitted to our stockholders and shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of Series H Preferred Stock and Series I Preferred Stock are convertible, subject to applicable beneficial ownership limitations.

(4)	Konrad Ackermann may be deemed to hold voting and dispositive power over securities of the Company held by Alpha Capital Anstalt.

(5)	Konrad Ackermann may be deemed to hold voting and dispositive power over securities of the Company held by Alpha Capital Anstalt.

(6)
Represents (i) 601,517 shares of common stock owned by Barry Honig; (ii) 143,091 shares of common stock owned by GRQ Consultants Inc. Roth 401K ("GRQ Roth 401K"), over which Barry Honig holds voting and dispositive power; (iii) 78,125 shares of common stock issuable upon conversion of 78,125 shares of Series F-1 Preferred Stock held by Barry Honig and (iv) 285,000 shares of common stock issuable upon conversion of 28,500 shares of Series D-1 Preferred Stock.  Excludes 1,153,640 shares of common stock issuable upon conversion of 115,364 shares of Series D-1 Convertible Preferred Stock held by Barry Honig; 69,240 shares of common stock issuable upon conversion of 6,924 shares of Series D-1 Convertible Preferred Stock held by GRQ Consultants Inc. 401K over which Barry Honig holds voting and dispositive power; and 69,240 shares of common stock issuable upon conversion of 6,924 shares of Series D-1 Convertible Preferred Stock held by GRQ Consultants Inc. Defined Benefit Plan, over which Barry Honig holds voting and dispositive power. The holder of Series D-1 Convertible Preferred Stock may not receive shares of the Company’s common stock such that the number of shares of common stock held by it and its affiliates after such conversion exceeds 9.99% of the then issued and outstanding shares of common stock.

(7)
Represents (i) 90,000 shares of common stock, (ii) 78,125 shares of common stock issuable upon conversion of 78,125 shares of Series F-1 Preferred Stock and (iii) 1,010,000 shares of common stock issuable upon conversion of 101,000 shares of Series D-1 Preferred Stock. Excludes (i) 3,003,630 shares of common stock issuable up on conversion of 300,363 shares of Series D-1 Preferred Stock; and (ii) one share common stock issuable upon conversion of one share of Series C Preferred Stock. The Series C Preferred Stock may not be converted and the holder may not receive shares of the Company’s common stock such that the number of shares of common stock held by them and their affiliates after such conversion exceeds 4.99% of the then issued and outstanding shares of common stock. The restriction described above may be waived, in whole or in part, upon sixty-one (61) days prior notice from the holder to the Company. The holder of Series D-1 Convertible Preferred Stock may not receive shares of the Company’s common stock such that the number of shares of common stock held by it and its affiliates after such conversion exceeds 9.99% of the then issued and outstanding shares of common stock. The foregoing restriction may be waived, in whole or in part, upon sixty-one (61) days prior notice from the holder to the Company.  Hudson Bay Capital Management LP, the investment manager of Hudson Bay IP Opportunities Master Fund L.P. and has voting and investment power over securities held by this entity. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP.

(8)	John S. Lemak may be deemed to hold voting and dispositive power over securities of the Company held by Sandor Capital Master Fund.

(9)
Represents 148,690 shares of common stock and 1,025,000 shares of common stock issuable upon conversion of 102,500 shares of Series D-1 Preferred Stock. Excludes 78,580 shares of common stock issuable upon conversion of 7,858 shares of Series D-1 Preferred Stock. The holder of Series D-1 Convertible Preferred Stock may not receive shares of the Company’s common stock such that the number of shares of common stock held by it and its affiliates after such conversion exceeds 9.99% of the then issued and outstanding shares of common stock. The foregoing restriction may be waived, in whole or in part, upon sixty-one (61) days prior notice from the holder to the Company.

Iroquois Capital Management LLC (“Iroquois Capital”) is the investment manager of Iroquois Master Fund Ltd. (“IMF”). Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF. As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF. As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange of 1934, as amended) of these securities held by IMF.

DESCRIPTION OF CAPITAL STOCK

General

The following description of common stock and preferred stock, summarizes the material terms and provisions of the common stock and preferred stock and is not complete. For the complete terms of our common stock and preferred stock, please refer to our Amended and Restated Certificate of Incorporation, which may be further amended from time to time, any certificates of designation for our preferred stock, and our amended and restated bylaws, as amended from time to time. The Delaware General Corporation Law (“DCGL) may also affect the terms of these securities.

On April 24, 2014, we filed an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which was previously approved by our stockholders at our annual meeting held on February 6, 2014.

The Amended and Restated Certificate of Incorporation, among other things, increases our authorized number of shares of common stock and preferred stock to 200,000,000 shares from 50,000,000 shares and to 50,000,000 shares from 5,000,000 shares, respectively. The Amended and Restated Certificate of Incorporation also requires us to indemnify our directors, officer and agents and advance expenses to such persons to the fullest extent permitted by Delaware law.

Additionally, on April 23, 2014, we filed a Certificate of Elimination with the Secretary of State of the State of Delaware eliminating our Series B Convertible Preferred Stock, Series E Convertible Preferred Stock and Series F Convertible Preferred Stock and returning them to authorized but undesignated shares of our preferred stock. None of the foregoing series of preferred stock were outstanding

   Our authorized capital stock consists of 200,000,000 shares of common stock, $0.0001 par value, and 50,000,000 shares of preferred stock, $0.0001 par value. The authorized and unissued shares of common stock and the authorized and undesignated shares of preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. If the approval of our stockholders is not so required, our board of directors may determine not to seek stockholder approval.

Common Stock

   Subject to the rights of the preferred stock, holders of common stock are entitled to receive such dividends as are declared by our board of directors out of funds legally available for the payment of dividends.  We presently intend to retain any earnings to fund the development of our business.  Accordingly, we do not anticipate paying any dividends on our common stock for the foreseeable future.  Any future determination as to declaration and payment of dividends will be made at the discretion of our board of directors.

   In the event of the liquidation, dissolution, or winding up of the Company, each outstanding share of our common stock will be entitled to share equally in any of our assets remaining after payment of or provision for our debts and other liabilities.

   Holders of common stock are entitled to one vote per share on matters to be voted upon by stockholders.  There is no cumulative voting for the election of directors, which means that the holders of shares entitled to exercise more than fifty percent (50%) of the voting rights in the election of directors are able to elect all of the directors.

   Holders of common stock have no preemptive rights to subscribe for or to purchase any additional shares of common stock or other obligations convertible into shares of common stock which we may issue after the date of this prospectus.

   All of the outstanding shares of common stock are fully paid and non-assessable.  Holders of our common stock are not liable for further calls or assessments.

   The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Our Amended and Restated Certificate of Incorporation authorizes 50,000,000 shares of preferred stock.  Our board of directors is authorized, without further stockholder action, to establish various series of such preferred stock from time to time and to determine the rights, preferences and privileges of any unissued series including, among other matters, any dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, the number of shares constituting any such series, and the description thereof and to issue any such shares.  Although there is no current intent to do so, our board of directors may, without stockholder approval, issue shares of an additional class or series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of the common stock.

One of the effects of the preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the management.

Series A Preferred Stock

Our board of directors has designated 500,000 shares of our preferred stock as Series A Participating Preferred Stock (“Series A Preferred Stock”).

On January 1, 2013, we adopted a stockholder rights plan in which rights to purchase shares of Series A Preferred Stock were distributed as a dividend at the rate of one right for each share of common stock.  The rights are designed to guard against partial tender offers and other abusive and coercive tactics that might be used in an attempt to gain control of Spherix or to deprive our stockholders of their interest in the long-term value of Spherix.  These rights seek to achieve these goals by forcing a potential acquirer to negotiate with our board of directors (or go to court to try to force the Board of Directors to redeem the rights), because only the Board of Directors can redeem the rights and allow the potential acquirer to acquire our shares without suffering very significant dilution.  However, these rights also could deter or prevent transactions that stockholders deem to be in their interests, and could reduce the price that investors or an acquirer might be willing to pay in the future for shares of our common stock.

Each right entitles the registered holder to purchase one one-hundredth of a share (a “Unit”) of our Series A Preferred Stock.  Each Unit of Series A Preferred Stock will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock.  In the event of liquidation, the holders of the Units of Series A Preferred Stock will be entitled to an aggregate payment of 100 times the payment made per share of common stock.  Each Unit of Series A Preferred Stock will have 100 votes, voting together with the common stock.  Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each Unit of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of common stock.  These rights are protected by customary anti-dilution provisions.

The rights will be exercisable only if a person or group acquires ten percent (10%) or more of our common stock (subject to certain exceptions stated in the plan) or announces a tender offer the consummation of which would result in ownership by a person or group of ten percent (10%) or more of our common stock.  Our board of directors may redeem the rights at a price of $.001 per right.  The rights will expire at the close of business on December 31, 2017 unless the expiration date is extended or unless the rights are earlier redeemed or exchanged by the Company.

Series C Convertible Preferred Stock

               On March 6, 2013, the Company and certain investors that participated in the November 2012 private placement transaction, entered into separate Warrant Exchange Agreements pursuant to which the investors exchanged common stock purchase warrants acquired in the private placement transaction for shares of our Series C Convertible Preferred Stock.  Each share of Series C Convertible Preferred Stock is convertible into one (1) share of common stock at the option of the holder.  The Series C Convertible Preferred Stock was established on March 5, 2013 by the filing in the State of Delaware of a Certificate of Designation of Preferences, Rights and Limitations of Series C Convertible Preferred Stock.

               The exchanged Warrants were issued in November 2012 for an aggregate of 483,657 shares of common stock.  The warrants were exercisable through November 7, 2017 at an exercise price of $6.53 per share.

               Pursuant to the Warrant Exchange Agreements, the investors received in exchange for their warrants an aggregate of 229,337 shares of the Series C Convertible Preferred Stock, each of which is convertible into one (1) share of common stock.  This is the same number of shares of common stock that would have been  issued upon a “cashless exercise” of the exchanged warrants, as permitted by the terms of the warrants, based on the one-day volume weighted average price of our common stock on February 28, 2013 of $12.6439 as reported by Bloomberg.  We have agreed to register the shares of common stock issuable upon conversion of the Series C Convertible Preferred Stock on the same basis as the shares of common stock issued in the November 2012 private placement transaction.  As of April 30, 2014, one share of Series C Convertible Preferred Stock was outstanding.

Series D Convertible Preferred Stock

    On April 2, 2013, we entered into the Merger Agreement with Nuta, North South and the shareholders of North South, as amended on August 30, 2013.  On September 10, 2013, we consummated the Merger. At the closing of the Merger, an aggregate of 500 issued and outstanding shares of North South’s common stock were converted into the right to receive an aggregate of 1,203,153 shares of common stock and 500 shares of North South’s Series A Preferred Stock and 128 shares of North South’s Series B Preferred Stock issued and outstanding were converted into the right to receive an aggregate of 1,379,685 shares of our newly designated Series D Convertible Preferred Stock.

Each share of Series D Preferred Stock has a stated value of $0.0001 per share and is convertible into ten (10) shares of common stock. Upon the liquidation, dissolution or winding up of our business, each holder of Series D Preferred Stock shall be entitled to receive, for each share of Series D Preferred Stock held, a preferential amount in cash equal to the greater of (i) the Stated Value or (ii) the amount the holder would receive as a holder of the Company’s common stock on an “as converted” basis.  Each holder of Series D Preferred Stock shall be entitled to vote on all matters submitted to our stockholders and shall be entitled to such number of votes equal to the number of shares of common stock such shares of Series D Preferred are convertible into at such time, taking into account the beneficial ownership limitations set forth in the governing Certificate of Designation and the Conversion Limit limitations described below.  At no time may shares of Series D Preferred Stock be converted if such conversion would cause the holder to hold in excess of 4.99% of our issued and outstanding common stock, subject to an increase in such limitation up to 9.99% of the issued and outstanding common stock on 61 days’ written notice to us.  The conversion ratio of the Series D Preferred Stock is subject to adjustment in the event of stock dividends, splits and fundamental transactions.

Additionally, subject to the beneficial ownership limitations described above, holders of Series D Preferred Stock may not convert such shares in excess of the “Conversion Limit”.  The “Conversion Limit” is defined as that number of shares of common stock as shall equal 15% (the “Volume Percentage”) of the greater of (i) the trading volume of our common stock on such conversion date or (ii) the average trading volume of our common stock for ten trading days immediately prior to such conversion date.  If our common stock trades at a price of at least $12.00 per share on the conversion date, then the Volume Percentage for purposes of the foregoing calculation shall equal 20%.  Notwithstanding the foregoing, holders of the Series D Preferred Stock may convert such shares without regard to the aforementioned conversion limit if our common stock trades at a minimum price of $15.00 per share on the conversion date.

As of April 30, 2014, 18,000 shares of Series D Convertible Preferred Stock were issued and outstanding

Series D-1 Convertible Preferred Stock

              Our Series D-1 Convertible Preferred Stock (“Series D-1 Preferred Stock”) was established on November 22, 2013.  Each share of Series D-1 Preferred Stock has a stated value of $0.0001 per share and is convertible into ten (10) shares of common stock. Upon the liquidation, dissolution or winding up of our business, each holder of Series D-1 Preferred Stock shall be entitled to receive, for each share of Series D-1 Preferred Stock held, a preferential amount in cash equal to the greater of (i) the stated value or (ii) the amount the holder would receive as a holder of the Company’s common stock on an “as converted” basis.  Each holder of Series D-1 Preferred Stock shall be entitled to vote on all matters submitted to our stockholders and shall be entitled to such number of votes equal to the number of shares of common stock such shares of Series D-1 Preferred are convertible into at such time, taking into account the beneficial ownership limitations set forth in the governing Certificate of Designation.  At no time may shares of Series D-1 Preferred Stock be converted if such conversion would cause the holder to hold in excess of 9.99% of our issued and outstanding common stock.  The conversion ratio of the Series D Preferred Stock is subject to adjustment in the event of stock dividends, splits and fundamental transactions.  The Company commenced an exchange with holders of Series D Convertible Preferred Stock pursuant to which the holders of our outstanding shares of Series D Preferred Stock acquired in the Merger could exchange such shares for shares of our Series D-1 Preferred Stock on a one-for-one basis.   As of April 30, 2014, 728,153 shares of Series D-1 Convertible Preferred Stock were issued and outstanding.

Series F-1 Convertible Preferred Stock

Our Series F-1 Convertible Preferred Stock (“Series F-1 Preferred Stock”) was established on November 22, 2013. On November 26, 2013, the Company and holders of Series F Preferred Stock entered into separate Amendment and Exchange Agreements pursuant to which the holders of Series F Preferred Stock exchanged shares of Series F Preferred Stock for shares of our Series F-1 Preferred Stock on a one-for-one basis. On November 26, 2013, an aggregate of 304,250 shares of Series F-1 were issued in exchange for 304,250 shares of Series F Preferred Stock. As of April 30, 2014, 156,250 shares of Series F-1 Preferred Stock were outstanding.

Each share of Series F-1 Preferred Stock is convertible, at the option of the holder at any time, into one (1) share of common stock and has a stated value of $0.0001.  Such conversion ratio is subject to adjustment in the case of stock splits, stock dividends, combination of shares and similar recapitalization transactions.   Each share of Series F-1 Preferred Stock is entitled to 91% of one vote per share (subject to beneficial ownership limitation) and shall vote together with holders of our common Stock.  We are prohibited from effecting the conversion of the Series F-1 Preferred Stock to the extent that, as a result of such conversion, the holder will beneficially own more than 9.99% in the aggregate of the issued and outstanding shares of our common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series F-1 Preferred Stock.

Series H Preferred Stock

On December 31, 2013, we designated 459,043 shares of preferred stock as Series H Preferred Stock.  On December 31, 2013, we issued approximately $38.3 million of Series H Preferred Stock (or 459,043 shares) to Rockstar.   Each share of Series H Preferred Stock is convertible into ten (10) shares of common stock and has a stated value of $83.50. The conversion ratio is subject to adjustment in the event of stock splits, stock dividends, combination of shares and similar recapitalization transactions. We are prohibited from effecting the conversion of the Series H Preferred Stock to the extent that, as a result of such conversion, the holder beneficially owns more than 4.99% (which may be increased to 9.99% and subsequently to 19.99%, each upon 61 days’ written notice), in the aggregate, of our issued and outstanding shares of common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series H Preferred Stock. Holders of the Series H Preferred Stock shall be entitled to vote on all matters submitted to our stockholders and shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of Series H Preferred Stock are convertible, subject to applicable beneficial ownership limitations.  The Series H Preferred Stock provides a liquidation preference of $83.50 per share.

The shares of Series H Preferred Stock are not immediately convertible and do not possess any voting rights until such time as we have obtained stockholder approval of the issuance, pursuant to NASDAQ Listing Rule 5635.  On April 16, 2014, the Company obtained the required shareholder approval pursuant to NASDAQ Listing Rule 5635 and, as a result, the Series H and Series I Convertible Preferred Stock are convertible and possess voting rights in accordance with their respective terms.  As of April 30, 2014, 459,043 shares of Series H Preferred Stock were outstanding.

Series I Preferred Stock

On December 31, 2013, we designated 119,760 shares of preferred stock as Series I Preferred Stock.  On December 31, 2013, we issued approximately $20 million (or 119,760 shares) of Series I Preferred Stock to Rockstar.  Each share of Series I Preferred Stock is convertible into twenty (20) shares of our common stock and has a stated value of $167. The conversion ratio is subject to adjustment in the event of stock splits, stock dividends, combination of shares and similar recapitalization transactions. We are prohibited from effecting the conversion of the Series I Preferred Stock to the extent that, as a result of such conversion, the holder beneficially owns more than 4.99% (which may be increased to 9.99% and subsequently to 19.99%, each upon 61 days’ written notice), in the aggregate, of our issued and outstanding shares of common stock calculated immediately after giving effect to the issuance of shares of common stock upon the conversion of the Series I Preferred Stock.  Holders of the Series I Preferred Stock shall be entitled to vote on all matters submitted to our stockholders and shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of Series I Preferred Stock are convertible, subject to applicable beneficial ownership limitations.  The Series I Preferred stock provides for a liquidation preference of $167 per share.

The Series I Preferred Stock has a mandatory redemption date of December 31, 2015 as to 100% of the Series I Preferred Stock then outstanding and partial mandatory redemptions prior thereto, requiring a minimum of 25% of the total number of shares of Series I Preferred Stock issued to be redeemed (less the amount of any conversions occurring prior thereto) on or prior to each of June 30, 2014, December 31, 2014, June 30, 2015 and December 31, 2015 (each, a “Partial Redemption Date” and each payment, a “Redemption Payment”).  On each Partial Redemption Date, we are required to pay Rockstar a Redemption Payment equal to the lesser of (i) such number of shares of Series I Preferred Stock as have a stated value of $5,000,000; or (ii) such number of shares of Series I Preferred Stock as shall, together with all voluntary and mandatory redemptions and conversions to common stock occurring prior to the applicable Partial Redemption Date, have a stated value of $5,000,000; or (iii) the remaining shares of Series I Preferred Stock issued and outstanding if such shares have a stated value of less than $5,000,000, in an amount of cash equal to its stated value plus all accrued but unpaid dividends, distributions and interest thereon, unless Rockstar, in its sole discretion, elects to waive such Redemption Payment or convert such shares (or a portion thereof) into common stock.  No interest or dividends are payable on the Series I Preferred Stock unless we fail to make the first $5,000,000 Partial Redemption Payment due June 30, 2014, then interest shall accrue on the outstanding stated value of all outstanding shares of Series I Preferred Stock at a rate of fifteen (15%) per annum from January 1, 2014.  Our obligations to pay the Redemption Payments and any interest payments in connection therewith are secured pursuant to the terms of a Security Agreement under which the Rockstar Patents serve as collateral security.  No action can be taken under the Security Agreement unless we have failed to make a second redemption payment of $5,000,000 due December 31, 2014.  The Security Agreement contains additional usual and customary “Events of Default” (as such term is defined in the Intellectual Property Security Agreement) under which Rockstar can take action, including a sale to a third party or reduction of secured amounts via transfer of the Rockstar Patents to Rockstar.

Additionally, in the event we consummate a Fundamental Transaction (as defined in the Certificate of Designation of Preferences, Rights and Limitations of Series I Convertible Preferred Stock), we shall be required to redeem such portion of the outstanding shares of Series I Preferred Stock as shall equal (i) 50% of the net proceeds of the Fundamental Transaction after deduction of the amount of net proceeds required to leave us with cash and cash equivalents on hand of $5,000,000 and up until the net proceeds leave us with cash and cash equivalents on hand of $7,500,000 and (ii) 100% of the net proceeds of the Fundamental Transaction thereafter.

The shares of Series I Preferred Stock are not immediately convertible and do not possess any voting rights until such time as we have obtained stockholder approval of the issuance, pursuant to NASDAQ Listing Rule 5635.  On April 16, 2014, the Company obtained the required shareholder approval pursuant to NASDAQ Listing Rule 5635 and, as a result, the Series H and Series I Convertible Preferred Stock are convertible and possess voting rights in accordance with their respective terms.  As of April 30, 2014, 119,760 shares of Series I Preferred Stock were outstanding.

Options

As of April 30, 2014, 1,500,000 options were issued under our 2014 Equity Incentive Plan, 2,005,000 options were issued under our 2013 Equity Incentive Plan and 6,663 options were issued under our 2012 Equity Incentive Plan.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equity Stock Transfer, with an address at 110 Greene Street, Suite 403, New York, NY 10012.

Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “SPEX”.  We have not applied to list our common stock on any other exchange or quotation system.

Limitations on Directors’ Liability

Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law.

In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of the director’s fiduciary duty as a director.  The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of the director’s fiduciary duty as a director, except that a director will be personally liable for:

●	any breach of his or her duty of loyalty to us or our stockholders;

●	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

●	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

●	any transaction from which the director derived an improper personal benefit.

    This provision does not affect a director’s liability under the federal securities laws.

               To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation or Delaware law against liabilities arising under the Securities Act of 1933, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Provisions of Our Certificate of Incorporation and Delaware Law that May Have an Anti-Takeover Effect

Certain provisions set forth in our certificate of incorporation and Delaware law, which are summarized below, may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder’s best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Delaware Takeover Statute

Section 203 of the DGCL prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●
on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DCGL defines “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Disclosure of SEC Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and persons controlling us, we understand that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell, transfer, or otherwise dispose of any or all of their shares of common stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; or
●	a combination of any such methods of sale.

The aggregate proceeds to the selling stockholders from any sale of the common stock offered by it will be the purchase price of the common stock less discounts or commissions, if any. The selling stockholders reserve the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We would not receive any of the proceeds from any such sale.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 promulgated under the Securities Act, provided that it meets the criteria and conform to the requirements of that rule.

The selling stockholders and any broker-dealers or agents that participate in the sale of the common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. The selling stockholders are subject to the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP.

EXPERTS

The audited financial statements as of and for the year ended December 31, 2012 incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements as of December 31, 2013 and for the year then ended incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Marcum LLP, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

               We have filed with the SEC a registration statement on Form S-3, together with any amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock that the selling stockholders are offering in this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, NE, Room 1580, Washington, DC 20549, or in New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”):

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2013;
●	our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2013;
●	our Current Report on Form 8-K filed on January 2, 2014;
●	our Current Report on Form 8-K filed on January 6, 2014;
●	our Current Report on Form 8-K filed on January 9, 2014;
●	our Current Report on Form 8-K filed on January 14, 2014;
●	our Current Report on Form 8-K filed on January 24, 2014;
●	our Current Report on Form 8-K filed on January 27, 2014;
●	our Current Report on Form 8-K filed on February 3, 2014;
●	our Current Report on Form 8-K filed on February 7, 2014;
●	our Current Report on Form 8-K filed on February 10, 2014;
●	our Current Report on Form 8-K filed on February 12, 2014;
●	our Current Report on Form 8-K filed on February 20, 2014;
●	our Current Report on Form 8-K filed on March 7, 2014;
●	our Current Report on Form 8-K filed on March 17, 2014;
●	our Current Report on Form 8-K filed on March 27, 2014;
●	our Current Report on Form 8-K filed on March 27, 2014;
●	our Current Report on Form 8-K filed on March 31, 2014;
●	our Current Report on Form 8-K filed on April 16, 2014;
●	our Current Report on Form 8-K filed on April 18, 2014;
●	our Current Report on Form 8-K filed on April 21, 2014;
●	our Current Report on Form 8-K filed on April 25, 2014;
●	our Preliminary Proxy Statement on Schedule 14A filed on March 7, 2014 and amended on March 24, 2014;
●	our Definitive Proxy Statement on Schedule 14A filed on March 28, 2014; and
●	The description of our capital stock that is contained in our Registration Statement on Form 8-A, filed with the SEC on January 30, 2013.

We also incorporate by reference all additional documents that we file with the Securities and Exchange Commission under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the initial filing date of this registration statement of which this prospectus is a part. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with Securities and Exchange Commission rules.  The reports and other documents that we file after the date of this prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act will update, supplement and supercede the information in this prospectus. You may request and obtain a copy of any of the filings incorporated herein by reference, at no cost, by writing or telephoning us at the following address or phone number:

Spherix Incorporated
6430 Rockledge Drive
Suite 503
Bethesda, MD  20817
Attn.: Chief Executive Officer
Tel: (703) 992-9260
www.spherix.com

7,777,829 Shares of Common Stock

SPHERIX INCORPORATED

PROSPECTUS

May 16, 2014

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof.